

Mail Stop 7010

January 13, 2009

By U.S. Mail and Facsimile

Mr. Xuelian Bian
Chief Executive Officer
Linkwell Corporation
1104 Jiatang Road, Jiading District
Shanghai, China 201807

> **Re: Linkwell Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 000-24977**

Dear Mr. Bian:

    We have reviewed your response letter dated December 12, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-12

1.   You indicated in your response to prior comment five that since the beginning of 2008, you now "recognize revenue upon the shipment to the related parties with the invoice being issued simultaneously." You also indicate that revenue is not recognized until goods are accepted by ending customers. However, on page 15 of your Form 10-Q for the quarterly period ended September 30, 2008 you indicate that revenue from the sale of products to related parties is recorded when the goods are shipped to the customers from your related parties. With a view towards future disclosure, please help us better understand the time at which you recognize revenue from your related party sales.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Consolidated Balance Sheets, page 4

2.   We note from your response to our prior comment eight that you have reclassified the assets and liabilities of your disposed subsidiary at December 31, 2007 into the single amount of assets pending for sale. As noted in paragraph 46 of FAS 144, this net presentation is not appropriate. Please revise future filings to ensure that the assets and liabilities of your disposed subsidiary are not offset and presented as a single amount.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief